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                                                                   EXHIBIT 27


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


LILLIE BARENHOLTZ and,                      )
NORMAN SILVERBERG,                          )
                                            )
                        Plaintiffs,         )
                                            )
              v.                            )   C.A. No. 17010NC
                                            )
RICHARD BEYER, PIERRE S. BONELLI,           )
ROBERT P. DILWORTH, WILLIAM G.              )   CLASS ACTION COMPLAINT
HOWARD, JR., PAUL R. LOW, ALFRED J.         )
STEIN, HORACE H. TSAING and VLSI            )
TECHNOLOGY, INC.,                           )

                        Defendants.
-----------------------------------

          Plaintiffs, by their attorneys, for their complaint against defendants, allege upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiffs are and at all relevant times were the owners of shares of common stock of VLSI Technology, Inc. ("VLSI" or the "Company").

          2. VLSI is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located in San Jose, California. VLSI manufactures and markets electronic semiconductors, including integrated circuits for wireless communications and customized chips for the networking, digital and advanced computer markets.

          3. The Company's Board of Directors consists of seven persons as follows:

                 (a) Defendant Alfred J. Stein ("Stein") is and was at all relevant times the Chairman of the Board and Chief Executive Officer of the Company.

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                 (b)     Defendant Richard M. Berger is and was at all relevant
times President, Chief Operating, Officer and a Director of the Company.

                 (c) Defendants Pierre S. Bonelli, Robert P. Dilworth, William G. Howard, Jr., Paul R. Low and Horace H. Tsiang are and were at all relevant times directors of VLSI.

          4. The seven persons named in paragraph 3) above shall be collectively referred to herein as the "Individual Defendants."

          5. The Individual Defendants stand in a fiduciary position relative to the Company's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment, and to act in a prudent manner, and in the best interests of the Company's shareholders. They were and are required to use their ability to control and manage the Company in a fair, just and equitable manner; to act in furtherance of the best interests of the Company's shareholders; to refrain from abusing their positions of control; and not to favor their own interests at the expense of the Company's shareholders.

                           CLASS ACTION ALLEGATIONS

          6. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          7.     This action is properly maintainable as a class action.


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          8.     The class is so numerous that joinder of all members is
impracticable. There were approximately 45.6 million shares of VLSI common stock outstanding, as of March 18, 1998, held by hundreds, if not thousands of persons throughout the country.

          9. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, INTER ALIA, the following:

                 (a) whether the Individual Defendants have breached their fiduciary duties by engaging in actions to entrench themselves in their corporate offices at the expense of VLSI's public stockholders;

                 (b) whether the Individual Defendants are unlawfully impeding beneficial takeover attempts at the expense of VLSI's public stockholders;

                 (c) whether the Individual Defendants have failed and will fail to negotiate in good faith with prospective purchasers of the Company;

                 (d) whether defendants have improperly amended the Company's poison pill; and

                 (e) whether plaintiffs and the other members of the class would be irreparably damaged were the defendants not enjoined from the conduct described herein below.

          10. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. The claims of plaintiffs are typical of the claims of the other members of the class and plaintiffs have the same interests as the other members of the class. Accordingly, plaintiffs are adequate representatives of the class.


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                            SUBSTANTIVE ALLEGATIONS

          11. On November 6, 1989, VLSI adopted a Shareholder Rights Plan ("Poison Pill") and distributed the rights (the "Rights") pursuant to it.
The Poison Pill, which contains typical "'flip in" and "flip over" provisions, is designed to prevent the consummation of any takeover -- even one providing substantial benefits to VLSI's shareholders -- without the current Board's approval.

          12. On February 26, 1999, Royal Philips Electronics, N.V. ("Philips") offered to purchase all of VLSI's outstanding common stock for $17.00 per share. The total value of the transaction would be approximately $776.9 million. The $17.00 per share offer represented about a 60% premium over the closing price for VLSI stock for the previous trading days. In response to this announcement, the price of VLSI common stock soared from approximately $10-3/4 per share to close at $15 1/2 per share.

          13. Philips' offer followed extensive attempts by Philips between September and November 1998 to negotiate an acquisition of VLSI, which attempts have been repeatedly rebuffed by defendant Stein. Indeed, on February 25, 1999, defendant Stein again rebuffed Philips' attempt to negotiate an acquisition and repeatedly "suggested" that Philips wait another six months to resume the discussions. Defendant Stein's refusal to negotiate flies in the face of the comment by defendant Low as reported in THE WALL STREET
JOURNAL on March 3, 1999, that: "there are good arguments for pursuing this kind of transaction."

          14. In addition, on March 3, 1999, regarding the Philips proposal, Stein stated that although the Board of Directors had an open mind toward the offer, it would not consider it until a special board meeting on March 23, 1999. VLSI's Poison Pill was kept in place by the VLSI board in the interim.


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          15.    On March 4, 1999, Philips wrote to VLSI stating that it
intended to go directly to VLSI's shareholders with its $17 per share cash offer by causing its wholly owned subsidiary, KPE Acquisition ("KPE"), to commence a tender offer on March 5, 1999 for all of VLSI's outstanding shares (the "Tender Offer"). Philips went on to request, among other things, that VLSI redeem its Poison Pill or otherwise take action to render the plan inapplicable to the Philips offer so that the offer could be consummated expeditiously. The letter indicated that "time is of the essence" because the business combination is a "compelling strategic and operational opportunity" for Philips and provides "compelling financial benefits" to VLSI's shareholders.

          16. On March 5, 1999, Philips, through KPE, did in fact commence the Tender Offer for all outstanding shares of VLSI at $17 per share in cash. On the same date, KPE also commenced an action against VLSI in this Court to cause VLSI to redeem its Poison Pill. Philips claimed that the VLSI board has "refused to redeem the pill despite the attractiveness" of its $17 per share offer.

          17. On March 8, 1999, VLSI announced that its Board of Directors had amended the Company's Poison Pill in response to Philips' offer to reduce the "trigger" threshold from 20 percent to 10 percent, thus making it even more difficult for Philips to pursue its acquisition of VLSI.

          18. Unless the Tender Offer is declared by VLSI's Board of Directors to be a "Permitted Offer" under the Poison Pill, or the Poison Pill is otherwise made inapplicable to the Tender Offer, the Rights will now be triggered if KPE were to purchase 10% or more of the outstanding, shares of VLSI's common stock pursuant to the Tender Offer.


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          19.    The Individual Defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the public stockholders and to make corporate decisions in good faith. The Individual Defendants in delaying a decision on the Philips proposal, while maintaining and in fact amending the Poison Pill, were fundamentally motivated to further their own self-interests and objectives and correspondingly preserve and protect their emoluments and positions in the Company, all in violation of their fiduciary duties to and at the expense of the public shareholders of the Company.

          20. The Individual Defendants have at all times been fiduciaries of VLSI shareholders. As set forth herein, they have breached and are continuing to breach their fiduciary duties to VLSI's shareholders in order to entrench themselves in office and to continue receiving their compensation, fees and emoluments of office.

          21. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their refusal to negotiate an advantageous acquisition of VLSI and the amendment of the Poison Pill.

          22. Plaintiffs and the other members of the class have been and will be damaged in that they have not and will not receive their fair proportion of the value of VLSI's assets and businesses, and have been and will be prevented from obtaining a fair price for their shares of the Company's common stock.

          23. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the class, and will entrench themselves in their corporate offices, to the irreparable harm of the class.


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          24.    Plaintiffs and the class have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment, as follows:

          A.     Declaring this to be a proper class action;

          B. Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the class by announcing their intention to:

                 1. cooperate fully with Philips, KPE or any person or entity having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company;

                 2. undertake an appropriate evaluation of VLSI's worth as a merger/acquisition candidate;

                 3. take all appropriate steps to enhance VLSI's value and attractiveness as a merger/acquisition candidate; and

                 4. take all appropriate steps to effectively expose VLSI to the marketplace in an effort to create an active auction for VLSI;

          C. Preliminary and permanently enjoining the implementation of the Company's Poison Pill, as amended, unless it is deployed in a way which will maximize shareholder value;

          D. Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and


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          E.     Granting such other and further relief as may be just and
proper.

                                       ROSENTHAL, MONHAIT, GROSS &
                                        GODDESS, P.A.

                                       By:        /s/ J. A. Rosenthal
                                           ------------------------------
                                           Suite 1401, Mellon Bank Center
                                           919 Market Street
                                           P.O. Box 1070
                                           Wilmington, DE 19899
                                           (302) 656-4433
                                           Attorneys for Plaintiffs

Of Counsel:

STULL, STULL & BRODY
6 East 45th Street
New York, NY 10017
(212) 687-7230


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